Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Tel 713-439-8600
Fax 713-439-8966
VIA EDGAR
August 28, 2012

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:    Baker Hughes Incorporated (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No.: 1-09397

Dear Mr. Schwall:

Pursuant to a telephone conversation on August 28, 2012 with Alexandra M. Ledbetter of the Division of Corporation Finance, the Company requested additional time beyond August 31, 2012 to respond to the comments of the staff of the Securities and Exchange Commission. The Company expects to deliver its response to the comments on or before September 7, 2012.

If you have any questions or comments regarding this letter, please do not hesitate to contact me at (713) 439-8709.

Sincerely yours,

/s/ William D. Marsh
William D. Marsh
Vice President Legal Western Hemisphere and Deputy General Counsel

cc:    Alexandra M. Ledbetter, Securities and Exchange Commission
Laura Nicholson, Securities and Exchange Commission
Sandra E. Alford, Corporate Secretary